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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of January

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  January 19, 2006

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                 FUTUREMEDIA SUBSIDIARY OPEN TRAINING WINS VOLVO
          INFORMATION TECHNOLOGY E-LEARNING CONTRACT FOR NORTH AMERICA

Brighton, UK and Stockholm, Sweden - January 19, 2006 - Open Training, the Swedish subsidiary of Futuremedia plc (NasdaqCM: FMDAY), a leading European e-learning content and managed benefits services provider has won a contract to customize Learngate, its state of the art Learning Management System, for Volvo Trucks North America. In collaboration with Volvo Information Technology (Volvo
IT), Open Training will customize Learngate to fit the needs of Volvo Trucks North American organization, specifically in administration of instructor-led training and functionality for manager control and follow-up.

Leonard M Fertig, Chairman of Open Training and Chief Executive Officer of Futuremedia plc, said, "I am pleased to announce the selection of Learngate by Volvo for its North American truck operations. Learngate's ability to adapt to the needs of international training organizations confirms the quality and value of Open Training's technology solutions. The selection of our platform by Volvo for North America opens the door to additional business in the region."

About Volvo Information Technology - Volvo IT is a company within the Volvo Group. Volvo IT provides IT solutions for all areas of the industrial process, and offers unique skills and expertise in Product Lifecycle Management, SAP solutions, and IT operations. Among its customers are the Volvo Group, Volvo Cars (owned by Ford Motor Company) as well as other large industrial companies.

Open Training is a wholly owned subsidiary of Futuremedia PLC.

About Futuremedia:

Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative
(HCI), childcare voucher system and tax-free bicycle programs.

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"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from the Volvo contract, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts such as the Volvo contract (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

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Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com

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